SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: June 28, 2021

List of materials

Documents attached hereto:

i) Translation of the Extraordinary Report (Rinji Houkokusho) filed with the Director-General of the Kanto Financial Bureau in Japan by Sony Group Corporation on June 28, 2021

Extraordinary Report

June 28, 2021

(TRANSLATION)

Sony Group Corporation

Note for readers of this English translation

On June 28, 2021, Sony Group Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 104th Ordinary General Meeting of Shareholders held on June 22, 2021 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1.	Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 104th Ordinary General Meeting of Shareholders held on June 22, 2021 (the “Meeting”), Sony Group Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 1 and Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters reported

(1) Date when the Meeting was held: June 22, 2021

(2) Proposals acted upon

Proposal 1: To elect 11 Directors.

Kenichiro Yoshida, Hiroki Totoki, Shuzo Sumi, Tim Schaaff, Toshiko Oka,

Sakie Akiyama, Wendy Becker, Yoshihiko Hatanaka, Adam Crozier,

Keiko Kishigami and Joseph A. Kraft Jr. were elected as directors of the Corporation.

Proposal 2: To issue Stock Acquisition Rights for the purpose of granting stock options.

(3) Number of voting rights concerning the indication of “for,” “against” or “abstention” for each proposal; requirements for approving the proposals; and results of resolutions

1) Total number of voting rights

Number of shareholders with voting rights	333,344
Number of voting rights	12,373,888

2) The number of shareholders who have exercised their voting rights

Number of shareholders who have exercised their voting rights	95,649
(Number of shareholders present at the Meeting	175 )
Number of voting rights exercised	9,953,204	[Exercise Ratio 80.4%]
(Number of voting rights of the shareholders present at the Meeting	125,645	[Exercise Ratio 1.0%] )

1

(Voting right)

Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Proposal 1
Kenichiro Yoshida	9,814,305	105,458	31,595	98%	Approved
Hiroki Totoki	9,833,778	103,336	14,242	98%	Approved
Shuzo Sumi	9,821,113	97,833	32,411	98%	Approved
Tim Schaaff	9,831,794	87,173	32,390	98%	Approved
Toshiko Oka	9,848,916	88,680	13,762	98%	Approved
Sakie Akiyama	9,810,540	127,042	13,772	98%	Approved
Wendy Becker	9,854,386	83,219	13,753	99%	Approved
Yoshihiko Hatanaka	9,850,872	86,074	14,411	98%	Approved
Adam Crozier	9,614,484	322,467	14,404	96%	Approved
Keiko Kishigami	9,855,532	82,054	13,772	99%	Approved
Joseph A. Kraft Jr.	9,854,731	82,211	14,415	99%	Approved
Proposal 2	9,446,363	488,123	17,317	94%	Approved

Notes:

1.	Requirements for the approval of each proposal are as follows:

1)	The resolution for Proposal 1 shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.
2)	The resolution for Proposal 2 shall be adopted by a two-thirds (2/3) majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2.	The denominator of the “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting.

(4) Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights:

The required majority approval for each proposal was met by aggregating the votes exercised prior to the Meeting and votes of shareholders present at the Meeting of which the Corporation was able to confirm the indication as to each proposal. Therefore, of the voting rights held by shareholders present at the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstention” as to each proposal of which the Corporation was not able to verify was not tallied, except as explained in Note 2 to the table of 2.(3) 2) above.

2